SD 3/14/03

03002334

VF 3-3-03

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46922

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Vertical Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 Madison Ave, 8th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

RECD S.E.C. FEB 28 2003 358

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Heineman (212) 446-0006
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin, Glass & Co., LLP
(Name — *if individual, state last, first, middle name*)

360 Lexington Ave, 22nd Floor, New York, NY 10017
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 13 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, Ronald Heineman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vertical Capital Partners Inc, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

DIERDRE CLARKE
Notary Public, State of New York
No. 01CL6051253
Qualified in Queens County
Commission Expires November 20, 2006

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERTICAL CAPITAL PARTNERS, INC.
(Formerly Security Capital Trading, Inc.)

FINANCIALSTATEMENTS

Year Ended December 31, 2002

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Statement of Changes in Liabilities Subordinated to General Creditors	6
Notes to Financial Statements	7-9
Supplementary Schedules:	
Schedule I - Computation of Net Capital Under Rule 15c3-1	10
Schedule II - Reconciliation of Net Capital Under Rule 15c3-1	11
Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3	12
Supplemental Report of Certified Public Accountants	13-15

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

INDEPENDENT AUDITORS' REPORT

February 4, 2003

The Board of Directors
Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)
New York, New York

We have audited the accompanying statement of financial condition of Vertical Capital Partners, Inc. (Formerly Security Capital Trading, Inc.) as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vertical Capital Partners, Inc. (Formerly Security Capital Trading, Inc.) as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Radin, Glass & Co., LLP

Certified Public Accountants

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

Statement of Financial Condition

December 31, 2002

ASSETS

ASSETS:		
Cash	$	40,419
Receivable from clearing organization		177,494
Securities owned, at market value		15,024
Furniture and equipment, net of accumulated depreciation		27,948
Other assets		51,664
TOTAL ASSETS	$	312,549

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	178,972
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding		10
Additional paid-in capital		634,438
Accumulated deficit		(500,871)
Total Stockholders' Equity		133,577
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	312,549

See notes to financial statements.

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

Statement of Operations

For the Year Ended December 31, 2002

REVENUES	$	2,111,457
EXPENSES:		
Employee compensation and benefits		1,344,785
Clearing charges		289,993
Professional and underwriting fees		119,730
Data processing and quotation		78,102
Occupancy and equipment		101,697
Communication		29,609
Printing, delivery and supplies		20,192
Regulatory fees		50,570
Travel and other		178,130
Bad debt expense		78,857
TOTAL EXPENSES		2,291,665
NET LOSS	$	(180,208)

See notes to financial statements.

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2002

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, December 31, 2001	10	$ 10	$ 180,464	$ (320,663)	$ (140,189)
Capital contributions			453,974		453,974
Net loss	-	-	-	(180,208)	(180,208)
Balance, December 31, 2002	10	$ 10	$ 634,438	$ (500,871)	$ 133,577

See notes to financial statements.

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2002

Cash Flows from Operating Activities:		
Net loss	$	(180,208)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		17,613
Changes in assets and liabilities:		
Receivable from clearing organization		(131,039)
Securities owned		25,616
Other assets		45,219
Accounts payable and accrued expenses		16,915
Net Cash Used in Operating Activities		(205,884)
Cash Flows Used in Investing Activities:		
Purchases of furniture and equipment		(6,883)
Cash Flows From Financing Activities:		
Captial contributions		453,974
Repayment of subordinated notes payable		(400,000)
Net Cash Provided by Financing Activities		53,974
Net Decrease in Cash		(158,793)
Cash, beginning		199,212
Cash, ending	$	40,419
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	-

See notes to financial statements.

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2002

Subordinated notes at January 1, 2001	$	400,000
Increases:		
Issuance of subordinated notes		-
Decreases:		
Subordinated note converted to equity		(400,000)
Subordinated notes at December 31, 2002	$	-

See notes to financial statements.

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

Notes to Financial Statements

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Description of business - Vertical Capital Partners, Inc. (Formerly Security Capital Trading, Inc.) (the "Company") is registered as a broker/dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. The Company acts as an underwriter on a firm commitment basis. As a broker, the Company acts as an agent through a clearing broker on behalf of its customers on a fully disclosed basis.

During the year ended December 31, 2001, the Company changed its name from Security Capital Trading, Inc. to Vertical Capital Partners, Inc.

B. Securities - All securities transactions (and related commission revenue and expense) are recorded in the financial statements on a trade date basis.

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Company. The resulting unrealized gains and losses are included in the statement of operations.

C. Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation is calculated using an accelerated method over the estimated useful lives of the assets.

D. Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

E. Income Taxes - The Company accounts for income taxes under the asset and liability method. Deferred taxes are recognized for the future tax consequences attributable to the differences between the financial statement and tax basis of assets and liabilities, measured at the tax rates expected to apply to taxable income when the temporary differences are expected to be recovered or settled.

F. Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash, receivables, and accrued expenses approximate fair value based on the short-term maturity of these instruments.

G. Impairment of Long - Lived Assets - The Company reviews long-lived assets, certain identifiable assets and any goodwill related to those assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. At December 31, 2002, the Company believes that there has been no impairment of its long-lived assets.

2. SECURITIES OWNED

Securities owned consist of $15,024 of common stock of various publicly held companies.

3. FURNITURE AND EQUIPMENT

Furniture and equipment consist of the following at December 31, 2002:

Furniture and fixtures	$	20,562
Machinery and equipment		75,509
		96,071
Less: Accumulated depreciation		68,123
	$	27,948

Depreciation expense was $17,612 from the year ended December 31, 2002.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $51,711, which was $26,711 above its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 3.14 to 1.

5. CLEARING BROKER INDEMNIFICATION

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers. It is the policy of the clearing broker to value the short positions daily and to obtain additional deposits where deemed appropriate. The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company may enter into security sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company (for example, securities loaned to other brokers or dealers used as collateral for bank loans or failed to receive), the Company may incur a loss if the security is not received and the market value has increased over the contract amount of the transactions. The Company had no such transactions outstanding as of December 31, 2002.

In the normal course of business, the Company may execute, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter-parties in the above situations. The Company's policy is to monitor its market exposure and counter-party risk.

7. INCOME TAXES – NET OPERATING LOSS

At December 31, 2002, the Company has a net operating loss ("NOL") carry forward of approximately $430,000 available to offset its future income tax liability. The NOL will expire at various years through 2022. The related tax asset has been offset by a valuation allowance.

8. ARBITRATION

The Company is subject to an arbitration arising in the ordinary course of its business. The Company does not believe that this arbitration is likely to have a material adverse effect on the financial condition of the Company.

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

Computation of Net Capital Under Rule 15c3-1

December 31, 2002

Total stockholders' deficit from statement of financial condition	$	133,577
Deduction and/or charges:		
Total non-allowable assets		(79,612)
Net capital before haircuts		53,965
Haircuts on securities:		
Trading and investment securities:		2,254
Net capital	$	51,711
Greater of:		
Minimum net capital required - 6 2/3% total aggregate indebtedness of $178,972, pursuant to Rule 15c3-1	$	11,931
Minimum dollar net capital requirement of reporting broker/dealer	$	25,000
Net capital requirement	$	25,000
Excess net capital	$	26,711
Excess net capital at 1,000%, as defined	$	33,814
Items included in statement of financial condition:		
Accounts payable, accrued expenses and other liabilities	$	178,972
Total aggregate indebtedness	$	178,972
Ratio: aggregate indebtedness to net capital		3.46

SCHEDULE II

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

Reconciliation of Net Capital Under Rule 15c3-1

December 31, 2002

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited Part II filing of Form X-17A-5

Net capital per computation contained in Part IIA of Form X-17A-5	$	63,035
Decrease in non-allowable assets		2,455
Adjustment on hair cut calculation		1,140
Net audit adjustments		(14,919)
Net capital per audited report	$	51,711

Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)

Under Rule 15c3-3

December 31, 2002

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

VERTICAL CAPITAL PARTNERS, INC.
(Formerly Security Capital Trading, Inc.)

SUPPLEMENTAL REPORT OF
CERTIFIED PUBLIC ACCOUNTANTS

Radin, Glass & Co., LLP
Certified Public Accountants
360 Lexington Avenue
New York, NY 10017
www.radinglass.com
212.557.7505
Fax: 212.557.7591

rg

February 4, 2003

Board of Directors
Vertical Capital Partners, Inc.
(Formerly Security Capital Trading, Inc.)
New York, New York

In Planning and performing our audit of the financial statements of Vertical Capital Partners, Inc.(Formerly Security Capital Trading, Inc.) (the "Company"), for the year ended December 31, 2002, we considered it's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11).

2. We did not perform the procedures that are indicated for the quarterly securities examinations, the prompt payment for securities or the physical control as these procedures are applicable to the clearing broker.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might

be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to by material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used for anyone other than specified parties.

Radin, Glass & Co., LLP

Certified Public Accountants